UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

(480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Wok Acquisition Corp., a Delaware corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P., a Delaware limited partnership (“Centerbridge”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $51.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Centerbridge and certain of its affiliates, including Purchaser and Parent, with the SEC on May 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following sub-section immediately after the first paragraph thereof:

“Management Changes

The Company and F. Lane Cardwell, Jr. have mutually agreed that Mr. Cardwell will step down from his role as President of the P.F. Chang’s China Bistro concept, effective May 17, 2012. Richard L. Federico, in addition to remaining the Company’s Chief Executive Officer and Chairman of the Board, will assume leadership of the P.F. Chang’s China Bistro concept as its President. Mr. Cardwell will continue to serve as a director on the Company’s Board of Directors, and will continue his employment with the Company through May 17, 2013. Mr. Cardwell will report to Mr. Federico and will focus on strategic brand positioning for the P.F. Chang’s China Bistro concept. Appropriate disclosure of the terms of Mr. Cardwell’s employment in his new position will be made in a subsequent filing.”

All references in the Statement (including without limitation the Information Statement attached thereto) to Mr. Cardwell as the President of the P.F. Chang’s China Bistro concept are hereby amended accordingly.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

P.F. CHANG’S CHINA BISTRO, INC.
	By:	/s/ Mark Mumford
Name: Mark Mumford Title: Chief Financial Officer

Dated: May 17, 2012